SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE

Muhtar Kent has notified Nu Holdings Ltd. ("Nu" or “Company”) of his intent to resign as a member of the Board of Directors of the Company (“Board”), effective today, due to personal reasons. Mr. Kent’s decision is not related by any means to any matter associated with the Company, its operations, policies, or practices.

During his tenure as member of the Board of Directors, Mr. Kent has made valuable contributions to the Company, supporting its journey towards becoming one of the world’s largest digital financial services platforms. Mr. Kent worked closely with David Vélez, founder and CEO of Nu Holding’s, and the Company’s leadership team sharing his invaluable management and operational experience spanning over four-decades in the corporate world.

“It has been quite extraordinary to be a member of Nu’s Board of Directors, and being able to see from the inside how this company born in Brazil less than a decade ago has been able to grow and scale to become one of the leading players of the global financial services industry. I’m grateful to David and the Nu team for the invitation to join them in their exciting journey. While I need to step down from my role in the board due to personal reasons, I remain a true supporter and believer of the company and I’m excited to see all that is to come in the coming decades', said Muhtar Kent.

The Company wishes to thank Mr. Kent for his contributions to the Board and wishes him the best

Investor Relations

Jorg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  October 14, 2022